KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone  (212) 715-9522
GSilfen@KramerLevin.com

October 7, 2016

Lauren Hamilton Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C.20549

Re:	ACAP Strategic Fund (the “Fund”); Sarbanes-Oxley Review; File Numbers: 333-201681; 811-22312

Dear Ms. Hamilton:

Set forth below are the above-referenced Fund’s responses to comments received telephonically on September 9, 2016 in connection with a Sarbanes-Oxley review.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the respective filing.

N-CSR

1.	Why is the Administrative fees payable on the Statement of Assets and Liabilities so high at year end if the Fund pays BNY a monthly fee? How often are these fees settled?

The Administrative fees payable on the Statement of Assets and Liabilities represented two months worth of fees.  The Fund’s administrative fees are accrued daily and invoiced on the 20th day of the subsequent month.  If, as was the case as of September 30, 2015, the Fund has not paid the prior month’s invoice by month end, both months’ outstanding administrative fees appear as a liability.  Going forward, we will work with our Administrator to ensure that a prior month’s outstanding administrative fees are paid prior to month end or, in the alternative, we will footnote the “Administrative fees” line item of the Statement of Assets and Liabilities appropriately.

2.	Please explain where the $37,843,249 of borrowings as of September 30, 2015 (noted in note 9 of the notes to financial statements) is reflected in the Statement of Assets and Liabilities?

The $37,843,249 of borrowings is comprised of $2,303,249 of margin borrowings (represented in the “Due to brokers” line item of the Statement of Assets and Liabilities) and $35,540,000 of unrealized gains from the Fund’s swap investments being moved from the swap counterparty to reduce counterparty exposure.  The $35,540,000 is netted out of the “Due from brokers” line item of the Statement of Assets and Liabilities.  Going forward, we will not include such amount in the total amount of borrowings identified in note 9 of the notes to financial statements and instead discuss that amount under the heading “Due to/from Brokers and Custodians” in note 2 of the notes to financial statements.

3.
Is the BNY Money Market account holding a registered investment company? If so, please disclose this separately on the Schedule of Investments? Additionally, please confirm that any acquired fund fees and expenses related to this investment are included in the Prospectus fee table, if applicable.

Of the $122,829,777 identified as being held in a BNY Money Market account, approximately $91,896,252 was held in a Rule 2a-7 registered investment company. The remaining balance was held in an interest-bearing bank deposit account.  Going forward, the Fund’s investments in any Rule 2a-7 registered investment company will be disclosed separately on the Schedule of Investments.  With respect to acquired fund fees and expenses (“AFFE”), in fiscal 2015, the AFFE was less than 0.01%.  Going forward, AFFE will only be disclosed as a separate line item in the Prospectus fee table to the extent they are greater than 0.01% of the Fund’s average net assets (otherwise they will be included under “Other Expenses” per the requirements of Form N-2).

4.
Were proceeds from short sales used to purchase common stock or other investments? If so, please explain why a cash flow statement is not required. (Please refer to AICPA Technical Practice Aid TIS Section 6910.)

Proceeds from short sales were used to purchase common stock and other investments, and as such, the proceeds were used primarily for investment purposes.  Therefore, under applicable guidance, a statement of cash flow is not required.

N-CSR/N-2

5.
In the financial highlights sections in the N-CSR and N-2, please consider limiting the number of expense ratio line items under the heading “Ratio/Supplemental Data,” as only the ratio of expenses to average net assets is required.  Other expense ratio line items can be included in a footnote below the financial highlights.

We note the comment and will take it under consideration for future filings.

In addition to the above, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•
Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen

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